                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Reports Fourth Quarter and Fiscal Year Ended
January 31, 2025 Financial Results

Double-digit revenue growth and
strong year-over-year increase in profitability

Guides to fiscal 2026 revenue of approximately $392 million
with a significant increase in profitability

Herzliya, Israel, April 2, 2025 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in investigative analytics software, today announced results for the three months and year ended January 31, 2025 ("Q4 FYE25" and "FYE25").

Financial Summary for Three Months Ended January 31, 2025

•Q4 FYE25 Revenue was $94.5 million, up approximately 13% compared to the same period last year.
•Q4 FYE25 GAAP operating income was $0.7 million, compared to an operating loss of $2.9 million in the same period last year.
•Q4 FYE25 Non-GAAP operating income was $6.0 million, compared to operating income of $1.0 million in the same period last year.
•Q4 FYE25 GAAP Net loss was $0.2 million, compared to a net loss of $1.9 million in the same period last year.
•Q4 FYE25 Adjusted EBITDA increased by approximately 114% to $9.3 million, compared to $4.3 million in the same period last year, demonstrating the leverage we have in our financial model.

Financial Summary for the Year Ended January 31, 2025

•FYE25 Revenue was $350.6 million, up approximately 12% compared to last fiscal year.
•FYE25 GAAP operating loss was $5.1 million, compared to an operating loss of $18.1 million last fiscal year.
•FYE25 Non-GAAP operating income improved significantly to $15.7 million, compared to an operating loss of $4.2 million last fiscal year.
•FYE25 GAAP Net loss was $7.2 million, compared to a net loss of $11.6 million last fiscal year.
•FYE25 Adjusted EBITDA more than tripled to $29.1 million, compared to $9.0 million last fiscal year.

                                            Exhibit 99.1
Balance Sheet and Net Cash Provided by Operating Activities

•As of January 31, 2025, cash, cash equivalents and restricted cash were $113.1 million, compared to $83.1 million at January 31, 2024.
•During the three and twelve months ended January 31, 2025, net cash provided by operating activities was $18.7 million and $46.8 million, respectively, compared to net cash provided by operating activities of $9.8 million and $34.6 million, respectively, in the same periods last fiscal year.

Management Commentary

“Our strong performance in fiscal year 2025 speaks to the value our innovation provides and the trust customers place in Cognyte,” said Elad Sharon, Cognyte’s chief executive officer. “Our strategy of deepening relationships with existing customers and expanding into new accounts is reflected in our momentum. We help our customers stay ahead of evolving threats by providing advanced technologies, including AI. We believe Cognyte is well positioned for long-term growth.”

“We closed our fiscal year with another quarter of double-digit revenue growth, significant improvement in profitability and strengthening our balance sheet,” said David Abadi, Cognyte’s chief financial officer. “For fiscal 2026, we expect another year of double-digit revenue growth with profitability growing significantly faster than the top line.”

FYE26 Outlook

Our outlook for the year ending January 31, 2026 (“FYE26” and “Fiscal 2026”) is as follows:

•Revenue: $392 million at the midpoint with a range of +/-2%, representing approximately 12% growth from previous year revenue.
•Adjusted EBITDA: Approximately $43 million at the midpoint of our revenue outlook.
•Non-GAAP Diluted EPS: $0.16 at the midpoint of our revenue outlook.

Additional Financial and Operational Data for the Fourth Quarter and Year Ended January 31, 2025

•FYE25 Total Software revenue increased by $28.1 million to $306.7 million, compared to last fiscal year, aligned with our growth strategy.
•Q4 FYE25 and FYE25 Software revenue increased by $6.0 million and by $12.3 million, respectively, compared to the same periods last year. The increase was driven by increased sales of appliance software, perpetual licenses and, to a lesser degree, subscriptions.
•Q4 FYE25 and FYE25 Software services revenue increased by $3.6 million and $15.8 million, respectively, compared to the same periods last year.
•Q4 FYE25 and FYE25 Professional services and other revenue increased by $1.2 million and $9.1 million, respectively, compared to the same period last year. The increase during FYE25 was primarily related to the timing and scale of deployments.

                                            Exhibit 99.1
•Q4 FYE25 Recurring Revenue(1) increased by 10.3% to $47.3 million, compared to the same period last year.
•Q4 FYE25 Non-GAAP Gross profit and margin were $67.6 million and 71.5%, respectively, an increase of $9.8 million and 250 bps improvement compared to the same period last year.
•Q4 FYE25 Billings(2) were $95.0 million, consistent with last year.
•Total Backlog(3) at the end of Q4 FYE25 was $415.5 million and short-term Backlog was $227.9 million.
•Total RPO(4) $545.8 million at the end of Q4 FYE25.
•Short-term RPO(4) at the end of Q4 FYE25 increased to $335.3 million, providing solid visibility into FYE26 revenue.

For information about the non-GAAP financial measure or key metric, please see “Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics” at the end of this release.

(1) Recurring Revenue – Recurring revenue is comprised primarily of revenue from support contracts as well as revenue from subscription offerings.
(2) Billings – Revenue plus the change in contract liabilities, contract assets and unbilled balances.
(3) Backlog represents unbilled amounts contracted under contracts deemed certain to be invoiced.
(4) RPO, or remaining performance obligations, represents contracted revenue that has not yet been recognized that will be invoiced and recognized as revenue in future periods.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months and full year ended January 31, 2025. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register-conf.media-server.com/register/BI46c1c3464dda46a3b989195a1477b9df to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

Analyst & Investor Day
Cognyte’s senior leadership team will host a virtual Analyst & Investor Day on Tuesday, April 8, 2025, beginning at 8:00 a.m. ET. The event will provide a deeper look into our solutions, the challenges our customers face and how our technology helps them succeed. The event will also feature insights into market dynamics from third-party experts and customers along with our own perspective on industry trends and Cognyte’s positioning. We will also share our long-term financial targets, outlining how we plan to scale revenue and drive profitability. The day will end with a Q&A session. Members of the financial community are encouraged to register for the webcast on Cognyte’s Investor Relations webpage under Upcoming Events. Those interested in participating in the question-and-answer session need to register at: https://register-conf.media-server.com/register/BIedfee6757e5b4bc0b58a7c1da03ccca6 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

A webcast replay will be available shortly after the conclusion of the live event.

About Cognyte Software Ltd.
Cognyte is a leading software-led technology company, focused on solutions for data processing and investigative analytics which allow customers to generate actionable intelligence from their data, thereby enabling a safer world. Cognyte’s solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex landscape. With offerings that leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, Cognyte enables smarter, faster decisions for successful outcomes. Hundreds of customers rely on Cognyte solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, Cognyte accelerates investigations with exceptional speed and accuracy while enabling customers to better anticipate, predict and mitigate threats with greater precision. Learn more at www.cognyte.com.

                                            Exhibit 99.1
About Non-GAAP Financial Measures and Other Key Metrics
This press release and the accompanying tables include non-GAAP financial measures and other key metrics. For a description of these non-GAAP financial measures and other key metrics, including the reasons management uses each measure and metric, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

Our non-GAAP outlook for FYE26 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $18.0 and $20.0 million, assuming market prices for our ordinary shares are generally consistent with current levels.

For additional information about our expectations for FYE26, please refer to the Q4 FYE25 conference call we will conduct on April 2, 2025.
Our non-GAAP outlook unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates, and does not include the potential impact of any business acquisitions that may close after the date hereof.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months and twelve months ended January 31, 2025, and 2024, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to geopolitical changes and investor visibility constraints; risks related to new tariffs and retaliatory measures that may adversely affect the economy and reduce government spending; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks resulting from health crises; risks related to conditions in Israel including Israel’s conflict with Hamas and other terrorist organizations in the region since October 7, 2023; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services; risks due to the aggressive

                                            Exhibit 99.1
competition in all of our markets; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks related to the tax treatment of our spin-off from Verint; risks related to our share repurchase program, and risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer. ; and other risks set forth and in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2025, being filed with the Securities and Exchange Commission (the "SEC") on April 2, 2025, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations

	Year Ended January 31,		Three Months Ended January 31,
	2025	2024	2025	2024
(in thousands except per share data)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue:
Software	$125,815	$113,541	$37,435	$31,440
Software service	180,872	165,027	45,914	42,314
Professional service and other	43,945	34,836	11,156	9,937
Total revenue	350,632	313,404	94,505	83,691
Cost of revenue:
Software	19,988	18,919	6,173	6,565
Software service	45,184	43,305	11,833	10,407
Professional service and other	38,538	35,776	9,460	9,366
Total cost of revenue	103,710	98,000	27,466	26,338
Gross profit	246,922	215,404	67,039	57,353
Operating expenses:
Research and development, net	108,274	107,283	28,077	27,035
Selling, general and administrative	143,516	125,784	38,225	33,052
Amortization of other acquired intangible assets	258	391	40	120
Total operating expenses	252,048	233,458	66,342	60,207
Operating (loss) income	(5,126)	(18,054)	697	(2,854)
Other income (expenses), net:
Interest income	2,470	1,896	697	563
Interest expense	(100)	(16)	(41)	(4)
Other (expenses) income, net:	(1,614)	2,915	(1,628)	(3,696)
Total other income (expenses), net	756	4,795	(972)	(3,137)
Loss before provision for income taxes	(4,370)	(13,259)	(275)	(5,991)
Provision (benefit) for income taxes	2,864	(1,614)	(59)	(4,114)
Net loss	(7,234)	(11,645)	(216)	(1,877)
Net income attributable to noncontrolling interest	4,817	3,925	1,012	737
Net loss attributable to Cognyte Software Ltd.	$(12,051)	$(15,570)	$(1,228)	$(2,614)

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.17)	$(0.22)	$(0.02)	$(0.04)

Weighted-average shares outstanding:
Basic and diluted	71,797	70,081	72,406	70,905

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	January 31,	January 31,
	2025	2024
(in thousands)	(Audited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$112,719	$74,477
Restricted cash and cash equivalents and restricted bank time deposits	381	8,666
Accounts receivable, net of allowance for credit losses of $1.1 million and $2.7 million as of January 31, 2025 and 2024, respectively	109,374	113,260
Contract assets, net of allowance for credit losses of $1.0 million and $1.4 million as of January 31, 2025 and 2024, respectively	6,941	8,859
Inventories	18,988	24,584
Prepaid expenses and other current assets	37,750	35,135
Total current assets	286,153	264,981
Property and equipment, net	28,316	24,384
Operating lease right-of-use assets	35,214	33,833
Goodwill	126,148	126,563
Intangible assets, net	—	258
Deferred income taxes	3,094	2,928
Other assets	18,895	19,135
Total assets	$497,820	$472,082

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$25,216	$20,863
Accrued expenses and other current liabilities	86,694	75,826
Contract liabilities	107,451	93,778
Total current liabilities	219,361	190,467
Long-term contract liabilities	22,868	29,362
Deferred income taxes	1,006	1,964
Operating lease liabilities	29,806	27,950
Other liabilities	7,676	7,606
Total liabilities	280,717	257,349
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued 72,642,930 and 70,996,535 at January 31, 2025 and January 31, 2024, respectively; Outstanding 72,057,202 and 70,996,535 shares at January 31, 2025 and January 31, 2024, respectively	—	—
Additional paid-in capital	374,126	355,097
Treasury stock, at cost 585,728 and 0 shares at January 31, 2025 and January 31, 2024, respectively	(5,276)	—
Accumulated deficit	(156,643)	(144,592)
Accumulated other comprehensive loss	(14,015)	(12,630)
Total Cognyte Software Ltd. stockholders' equity	198,192	197,875
Noncontrolling interest	18,911	16,858
Total stockholders’ equity	217,103	214,733
Total liabilities and stockholders’ equity	$497,820	$472,082

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Audited)

	Year Ended January 31,
(in thousands)	2025	2024
Cash flows from operating activities:
Net loss	$(7,234)	$(11,645)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	13,652	13,816
Allowance for credit losses	1,416	2,508
Gain from business divestiture	—	(4,768)
Stock-based compensation, excluding cash-settled awards	19,029	12,167
Benefit from deferred income taxes	(1,356)	(3,196)
Non-cash (gains) losses on derivative financial instruments, net	(179)	330
Other non-cash items, net	32	(685)
Changes in operating assets and liabilities:
Accounts receivable	10,573	12,436
Contract assets	(6,722)	(7,340)
Inventories	4,570	(960)
Prepaid expenses and other assets	(7,804)	5,307
Accounts payable and accrued expenses	14,294	4,332
Contract liabilities	7,962	13,897
Other liabilities	(1,552)	(2,904)
Other, net	101	1,266
Net cash provided by operating activities	46,782	34,561

Cash flows from investing activities:
Purchases of property and equipment	(10,587)	(7,035)
Purchases of short-term investments	—	(58,695)
Maturities of short-term investments	—	75,906
Settlements of derivative financial instruments not designated as hedges	117	(977)
Cash paid for capitalized software development costs	(2,601)	(2,034)
Proceeds from Business divestiture, net of cost	4,943	4,975
Change in restricted bank time deposits, including long-term portion	2,437	(2,782)
Net cash (used in) provided by investing activities	(5,691)	9,358

Cash flows from financing activities:
Dividends paid to noncontrolling interest	(2,577)	(2,452)
Purchases of treasury stock	(5,276)	—
Repayment of principal portion of finance lease liability	(99)	—
Net cash used in financing activities	(7,952)	(2,452)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(631)	(115)
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	32,508	41,352
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	80,396	39,044
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$112,904	$80,396

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$112,719	$74,477
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	185	5,825
Restricted cash and cash equivalents included in other assets	—	94
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$112,904	$80,396

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Year Ended January 31,		Three Months Ended January 31,
(in thousands, except per share data)	2025	2024	2025	2024
Operating income (loss), operating margin and adjusted EBITDA
GAAP Operating (loss) income	$(5,126)	$(18,054)	$697	$(2,854)
GAAP operating margin	(1.5)%	(5.8)%	0.7%	(3.4)%
Stock-based compensation expenses	19,029	12,167	5,269	3,976
Restructuring expenses, net	226	1,424	17	(484)
Legal expenses	958	287	74	287
Other adjustments	662	(59)	(20)	64
Non-GAAP operating income (loss)	$15,749	$(4,235)	$6,037	$989
Depreciation and amortization	13,365	13,238	3,221	3,342
Adjusted EBITDA	$29,114	$9,003	$9,258	$4,331
Non-GAAP operating margin	4.5%	(1.4)%	6.4%	1.2%
Adjusted EBITDA margin	8.3%	2.9%	9.8%	5.2%

Net income (loss) attributable to Cognyte Software Ltd. reconciliation
GAAP Net loss attributable to Cognyte Software Ltd.	$(12,051)	$(15,570)	$(1,228)	$(2,614)
Stock-based compensation expenses	19,029	12,167	5,269	3,976
Non-GAAP tax adjustments (footnote 2)	(4,203)	(8,560)	(2,134)	(5,814)
Restructuring expenses, net	226	1,424	17	(484)
Legal expenses	958	287	74	287
Business divestiture	29	(4,559)	—	(371)
Other Non-GAAP adjustments	645	(289)	(20)	70
Total adjustments (footnote 2)	16,684	470	3,206	(2,336)
Non-GAAP Net income (loss) attributable to Cognyte Software Ltd. (footnote 2)	$4,633	$(15,100)	$1,978	$(4,950)

Table comparing GAAP and Non-GAAP diluted net loss per share attributable to Cognyte Software Ltd.
GAAP diluted net loss per share attributable to Cognyte Software Ltd.	$(0.17)	$(0.22)	$(0.02)	$(0.04)
Non-GAAP diluted net income (loss) per share attributable to Cognyte Software Ltd. (footnote 2)	$0.06	$(0.22)	$0.03	$(0.07)
GAAP weighted-average shares used in computing diluted net loss per share attributable to Cognyte Software Ltd.	71,797	70,081	72,406	70,905
Non-GAAP diluted weighted-average shares used in computing net income (loss) per share attributable to Cognyte Software Ltd. (footnote 2)	73,508	70,081	74,878	70,905

Stock-based compensation
Cost of revenue	$2,079	$1,415	$573	$421
Research and development, net	1,633	2,232	380	483
Selling, general, and administrative	15,317	8,520	4,316	3,072
Total stock-based adjustments	$19,029	$12,167	$5,269	$3,976

                                            Exhibit 99.1

Restructuring expenses, net
Cost of revenue	$1	$106	$1	$—
Research and development, net	123	160	—	—
Selling, general, and administrative	102	1,158	16	(484)
Total restructuring adjustments	$226	$1,424	$17	$(484)

Others Non-GAAP adjustments
Revenue	$—	$112	$—	$—
Selling, general, and administrative	387	(792)	(60)	(50)
Amortization of other acquired intangible assets	258	391	40	120
Total Other adjustments	$645	$(289)	$(20)	$70

                                            Exhibit 99.1
Footnotes

(1) The actual cash tax paid, net of refunds, was $1.6 million and $7.2 million for the three months and year ended January 31, 2025, respectively and $2.4 million and $6.8 million for the three months and year ended January 31, 2024, respectively.

(2) The non-GAAP income tax adjustments for the quarter reflects a change in calculating our non-GAAP income taxes from a cash basis (income taxes we expect to pay in the current year) to an accrual basis, as detailed further under "supplemental information about Non-GAAP financial measures" - "non-GAAP income tax adjustments". Prior period comparative numbers were adjusted accordingly. The non-GAAP income tax provision, non-GAAP net loss attributable to Cognyte Software Ltd. and non-GAAP diluted net loss per share attributable to Cognyte Software Ltd. under the previous method of calculation, which was presented in last year’s press release filing on April 9, 2024, were $6.8 million, $(14.9) million and $(0.21) for the year ended January 31, 2024 and $13.1 million, $(16.4) million and $(0.23) for the three months ended January 31, 2024.

                                            Exhibit 99.1
Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics

Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP operating (loss) income and operating margins, non-GAAP net (loss) income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net (loss) income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the

                                            Exhibit 99.1
changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Other adjustments. We exclude from our non-GAAP financial measures fair value adjustments related to revenue acquired in a business acquisition, amortization of acquired technology and other acquired intangible assets, acquisition expenses (benefit), separation expenses, business divestiture gain/losses, provision for legal claim, rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes. Cognyte uses a full-year non-GAAP tax rate to compute the non-GAAP tax provision. This full-year non-GAAP tax rate is based on Cognyte’s annual GAAP income, adjusted to exclude non-GAAP items, as well as the effects of significant non-recurring and period-specific tax items which vary in size and frequency. This annual non-GAAP tax rate is based on an evaluation of our historical and projected profit before tax, taking into account the impact of non-GAAP adjustments, tax law changes, as well as other factors such as our current tax structure, existing tax positions and expected recurring tax incentives. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Other Key Metrics

Recurring revenue. Cognyte calculates recurring revenue for a period by combining revenue from initial and renewal support, subscription software licenses, and cloud-based SaaS in certain transactions. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers' renewal decisions. Cognyte believes that recurring revenue provides investors more visibility into our recurring business in the upcoming years and helpful measurement of Cognyte’s potential revenue. Cognyte does not consider recurring revenue to be a non-GAAP financial measure because it is calculated using GAAP revenue.

Billings. Cognyte calculates billings for a period by adding changes in contract liabilities, contract assets and unbilled balances in that period to revenue. Cognyte believes that billings help investors better understand sales activity and ongoing business for a particular period, which is not necessarily reflected in revenue. Billings fluctuate from quarter to quarter. Cognyte does not consider billings to be a non-GAAP financial measure because it is calculated using exclusively revenue, contract liabilities, contract assets and unbilled balances, all of which are financial measures calculated in accordance with GAAP.

Total Backlog and Short-Term Backlog. Backlog is defined as unbilled amounts contracted under contracts deemed certain to be invoiced and recognized as revenue in future periods. Short-term backlog represents backlog that

                                            Exhibit 99.1
Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors backlog to provide visibility into our future revenue. Cognyte does not consider backlog to be a non-GAAP financial measure because it is calculated using exclusively unbilled contracted amounts.

Total Remaining Performance Obligations (RPO) and Short-Term RPO. RPO consist of backlog plus contract liabilities. RPO represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less. The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, revenue recognition for certain projects that can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results. In some cases, we may decide to cancel outstanding orders and reduce the RPO when there have been extended delays by customers in paying the agreed upon down payments or due to other reasons. Short-term RPO represents RPO that Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors RPO to provide visibility into our future revenue. Cognyte does not consider RPO to be a non-GAAP financial measure because it is calculated in accordance with GAAP, specifically under ASC Topic 606.